SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2010
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Deputy President and
Chief Financial Officer

Date: May 12, 2010

List of materials

Documents attached hereto:

i) Press release entitled "Notice Concerning Retirement of Representative Corporate Executive Officer"

May 12, 2010

Notice Concerning Retirement of
Representative Corporate Executive Officer

Sony Corporation today announced that one of the incumbent Representative Corporate Executive Officers would retire as of June 18, 2010 due to the expiration of his term.

Retiring Representative Corporate Executive Officer

Name:  Nobuyuki Oneda
(Current Title: Representative Corporate Executive Officer
                       Executive Deputy President and Chief Financial Officer)

Effective Date of Retirement

June 18, 2010